November 18, 2024

Ronald H. W. Cooper
Chief Executive Officer
enGene Holdings Inc.
4868 Rue Levy, Suite 220
Saint-Laurent, QC H4R 2P1

       Re: enGene Holdings Inc.
           Registration Statement on Form S-3
           Filed November 13, 2024
           File No. 333-283202
Dear Ronald H. W. Cooper:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Julio E. Vega, Esq.